

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2020

Maurizio Chiriva Internati, DBSc., Ph.Ds.
Chief Executive Officer
Kiromic Biopharma, Inc.
7707 Fannin, Suite 140
Houston, TX 77054

> **Re: Kiromic Biopharma, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed August 24, 2020**
> **File No. 333-238153**

Dear Dr. Internati:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1 filed August 24, 2020

Use of Proceeds, page 73

1. We note your new disclosure that upon completion of clinical trials, you believe your product candidates will be eligible for a priority review and subsequent BLA filing. Given your product candidates' stage of development, it appears to be premature to anticipate these milestones. Please revise Use of Proceeds to remove this disclosure.

You may contact Kristin Lochhead at 202-551-3664 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Justin Anslow